Exhibit 99.1

Barclays PLC

This restatement document includes portions from the previously published Results Announcement of Barclays PLC relating to the years ended 31 December 2015 and 31 December 2014, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB. The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This restatement document does not update or otherwise supplement the information contained in the previously published Results Announcements. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Table of Contents

Restatement Document	Page
Overview of Reporting Changes	3-4
Performance Highlights	5-6
Results by Business
● Barclays UK	7-9
● Barclays Corporate & International	10-12
● Head Office	13
● Barclays Non-Core	14-15
● Discontinued Operation: Barclays Africa	16-17
Barclays Results by Quarter	18-26
Performance Management	27

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC – 2015 & 2014 Results Restatement Document	1

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.barclays.com/results.

The information in this announcement does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2015, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Certain Non-IFRS Measures

Barclays PLC (Barclays) management believes that the non-International Financial Reporting Standards (non-IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Return on average tangible equity excluding notable items. The comparable IFRS measure is return on average tangible shareholders’ equity, which represents annualised profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure and excluded items noted below are provided on pages 5-8, 10-12, 18-19, 21 and 22-24;

– Basic earnings/(loss) per share excluding notable items. The comparable IFRS measure is basic earnings/(loss) per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue. The comparable IFRS measure and excluded items noted below are provided on pages 5-6 and 18-20; and

– Barclays Core results are non-IFRS measures because they represent the sum of the Operating Segments, each of which is prepared in accordance with IFRS 8; “Operating Segments”, and following this restatement will comprise Barclays UK, Barclays Corporate & International and Head Office. A reconciliation to IFRS is provided on pages 5-6.

Notable items which are excluded from certain of the key non-IFRS measures described above are considered to be significant items impacting the comparability of performance and comprise: gains on US Lehman acquisition assets; the impact of own credit; provisions for UK customer redress; provisions for ongoing investigations and litigation including Foreign Exchange; gain on valuation of a component of the defined retirement benefit liability; impairment of goodwill and other assets relating to businesses being disposed; losses on sale relating to the Spanish, Portuguese and Italian businesses; and revision of Education, Social Housing, and Local Authority (ESHLA) valuation methodology.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2015), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC – 2015 & 2014 Results Restatement Document	2

Overview of Reporting Changes

This document provides details of the impact on the Group’s financial reporting as a result of the business reorganisation outlined in the 2015 Results Announcement on 1 March 2016, and provides the restated quarterly and full year 2015 and 2014 segmental results.

Segmental restatements

●	The Group is being simplified to focus on two core operating segments in preparation for regulatory ring fencing requirements:

–	Barclays UK

–	Barclays Corporate & International

●	Given the intention to sell down Barclays’ 62.3% interest in Barclays Africa Group Limited (BAGL) we have treated the Barclays Africa results in the Group financials as a discontinued operation

●	The Non-Core segment has been enlarged, with the transfer to the segment of approximately £8bn of risk weighted assets (RWAs)

Barclays UK

The segment incorporates the UK Personal, small UK Corporate and UK Wealth businesses; previously reported in the Personal and Corporate Banking (PCB) segment; and the Barclaycard UK consumer credit cards business, previously reported in the Barclaycard segment.

Barclays UK businesses are now being run as a single segment and represent the businesses that are intended to form the UK ring-fenced bank by 2019. The segment comprises the UK retail banking operations (Personal Banking), the UK consumer credit card business (Barclaycard Consumer UK), and the UK-based wealth, entrepreneurs and business banking offerings (Wealth, Entrepreneurs & Business Banking).

With around 24 million combined personal and card customers including one million wealth, entrepreneurs and business banking clients, it is a pre-eminent UK financial services provider. The bringing together of these businesses allows Barclays to service these customers and clients more effectively and efficiently, resulting in improved customer and client experiences and enabling income and cost synergies.

Barclays Corporate & International

The segment incorporates the previously reported Investment Bank segment; the large UK Corporate, and international Corporate and Wealth businesses, previously reported in the PCB segment; and the international Barclaycard business (consisting of the US, German and Nordic consumer credit cards businesses), and Barclaycard Business Solutions (including merchant acquiring), previously reported in the Barclaycard segment.

Barclays Corporate & International comprises the businesses that are intended to form the non-ring-fenced bank by 2019, remaining within Barclays Bank PLC and certain subsidiaries. The segment comprises the combined Corporate and Investment Bank (CIB) and international Consumer, Cards & Payments businesses.

Barclays PLC – 2015 & 2014 Results Restatement Document	3

Overview of Reporting Changes

CIB brings together a top-tier global investment bank and our corporate banking franchise. The Consumer, Cards & Payments business incorporates the strong and growing US and international credit cards business, the international wealth offering, and leading payments capability. Barclays Corporate & International has scale in wholesale and corporate banking, and consumer lending, strength in key markets, strong growth potential, and good balance in income streams, delivering further resilience and diversification.

Barclays Africa

On 1 March 2016, Barclays announced its intention to sell down the Group’s 62.3% interest in BAGL. This sell down is intended to be to a level which will permit deconsolidation from an accounting and regulatory perspective, subject to shareholder and regulatory approvals if and as required.

The Barclays Africa business meets the requirements for presentation as a discontinued operation. As such, the BAGL results for 2015 and 2014 have been presented as two lines on the face of the Group income statement, representing the profit after tax and non-controlling interest in respect of the discontinued operation. Were the market capitalisation of BAGL to fall below the carrying amount of the net assets of BAGL, a resulting impairment to Barclays’ stake in BAGL would also be recognised through these lines.

The Egypt and Zimbabwe businesses previously reported in the Africa Banking segment, but which are not owned by BAGL, have been transferred to Barclays Non-Core.

RWAs and leverage exposure in respect of the Barclays Africa discontinued operation are shown within the Head Office as they continue to be part of the regulatory balance sheet.

Barclays Non-Core (BNC)

On 1 March 2016, a one-time expansion of the Non-Core perimeter by £8bn of RWAs was announced, representing further businesses and assets planned to be exited over 2016 and 2017. This expansion principally related to the exiting of nine countries and certain product lines, previously reported in the Investment Bank segment (£3bn of RWAs), the Egypt and Zimbabwe businesses, previously reported in the Africa Banking segment (£2bn of RWAs), the Asian Wealth business, previously reported in the PCB segment (£1bn of RWAs) and the Southern European credit cards business, previously reported in the Barclaycard segment (£1bn of RWAs).

In addition, the Barclays Wealth Americas business, previously reported in the PCB segment, is included in Non-Core. The sale of this business completed in December 2015.

Presentation of performance highlights and results

In order to simplify reporting, going forward Group results will be primarily reported on a statutory rather than adjusted basis. The impact of notable items (equivalent to previously reported adjusting items) will however be identified, including their impact on return on average tangible equity and basic earnings per share.

Basis of segment allocations

Key judgments around the allocation of activity and related financial metrics between reporting segments include the following:

Operating and other expenses

Costs of trading activity are reported within the relevant segment. Where it has been necessary to make allocations of such costs between operating segments, this has been done with the objective of reporting costs in the segment that has received the related benefit.

RWAs

RWAs have been allocated to new operating segments directly, where possible, based on the movement of relevant risk exposures. Where RWAs are not directly attributable to specific exposures, allocation methodologies have been devised using appropriate drivers based on either the underlying risk profile or business performance.

Returns and equity by business

Segment returns are calculated as attributable profit divided by average allocated tangible equity. To align with 2016 reporting, historic average allocated tangible equity for each segment has been restated to use 11.5% (previously 10.5%) of CRD IV fully loaded RWAs for each segment, adjusted for CRD IV fully loaded capital deductions.

The tangible equity allocated to the Barclays Africa discontinued operation is held in Head Office.

Head Office allocations

The Group continues to allocate elements of the Head Office performance to business segments, so that the aggregation of those businesses’ results is closely aligned to the Group’s results. The methodologies used for these allocations are regularly reassessed. As part of this restatement an additional £45bn (as at December 2015) of the Group liquidity pool assets have been allocated from Head Office to business segments relating to liquidity requirements. Historic impacts on segment income and RWAs relating to these changes are immaterial. Own credit will be reported within the Head Office.

Barclays PLC – 2015 & 2014 Results Restatement Document	4

Performance Highlights

A summary of the financial results for the resegmented Group for the year ended 31 December 2015 and 2014, as will be reported going forward, are shown in the tables below:

2015 Barclays restated results
	Barclays UK	Barclays Corporate & International	Head Office	Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	7,343	13,747	338	21,428	612	22,040
Credit impairment charges and other provisions	(706)	(922)	-	(1,628)	(134)	(1,762)
Net operating income	6,637	12,825	338	19,800	478	20,278
Operating expenses	(3,464)	(8,029)	(272)	(11,765)	(1,958)	(13,723)
UK bank levy	(77)	(253)	(8)	(338)	(88)	(426)
Litigation and conduct	(2,511)	(1,310)	(66)	(3,887)	(500)	(4,387)
Total operating expenses	(6,052)	(9,592)	(346)	(15,990)	(2,546)	(18,536)
Other net income/(expenses)	-	45	(106)	(61)	(535)	(596)
Profit/(loss) before tax	585	3,278	(114)	3,749	(2,603)	1,146
Tax (charge)/credit				(1,479)	330	(1,149)
Profit/(loss) after tax in respect of continuing operations				2,270	(2,273)	(3)
Profit after tax in respect of discontinued operation[1]						626
Non-controlling interests in respect of continuing operations				(266)	(82)	(348)
Non-controlling interests in respect of discontinued operation[1]						(324)
Other equity holders				(282)	(63)	(345)
Attributable (loss)/profit	(47)	1,758	11	1,722	(2,418)	(394)

Performance measures
Return on average tangible equity	(0.3%)	7.2%		4.8%		(0.7%)
Cost: income ratio	82%	70%		75%		84%
Loan loss rate (bps)	42	49		45	23	42
Basic earnings/(loss) per share				10.7p	(14.4p)	(1.9p)

Capital management	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets[2]	70	195	40	304	54	358
Leverage exposure[2]				879	149	1,028

Notable items	£m	£m	£m	£m	£m	£m
Gains on US Lehman acquisition assets	-	496	-	496	-	496
Own credit	-	-	430	430	-	430
Provisions for UK customer redress	(2,431)	(218)	-	(2,649)	(123)	(2,772)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(984)	(52)	(1,036)	(201)	(1,237)
Gain on valuation of a component of the defined retirement benefit liability	296	133	-	429	-	429
Impairment of goodwill and other assets relating to businesses being disposed	-	-	-	-	(96)	(96)
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	-	(112)	(112)	(468)	(580)

Performance measures excluding notable items
Return on average tangible equity	21.1%	9.5%		11.2%		5.8%
Basic earnings/(loss) per share				24.9p	(10.2p)	16.6p

1	Refer to page 16 for further information on discontinued operation.
2	RWAs and leverage exposure for Barclays Africa are shown within Head Office.

Barclays PLC – 2015 & 2014 Results Restatement Document	5

Performance Highlights

2014 Barclays restated results
	Barclays UK	Barclays Corporate & International	Head Office	Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	7,436	12,908	276	20,620	1,143	21,763
Credit impairment charges and other provisions	(901)	(679)	-	(1,580)	(241)	(1,821)
Net operating income	6,535	12,229	276	19,040	902	19,942
Operating expenses	(4,108)	(8,170)	(70)	(12,348)	(2,611)	(14,959)
UK bank levy	(59)	(248)	(9)	(316)	(102)	(418)
Litigation and conduct	(1,108)	(1,333)	(65)	(2,506)	(301)	(2,807)
Total operating expenses	(5,275)	(9,751)	(144)	(15,170)	(3,014)	(18,184)
Other net income/(expenses)	-	52	316	368	(813)	(445)
Profit/(loss) before tax	1,260	2,530	448	4,238	(2,925)	1,313
Tax (charge)/credit				(1,590)	469	(1,121)
Profit/(loss) after tax in respect of continuing operations				2,648	(2,456)	192
Profit after tax in respect of discontinued operation[1]						653
Non-controlling interests in respect of continuing operations				(303)	(146)	(449)
Non-controlling interests in respect of discontinued operation[1]						(320)
Other equity holders				(193)	(57)	(250)
Attributable profit/(loss)	852	926	374	2,152	(2,659)	(174)

Performance measures
Return on average tangible equity	9.5%	3.8%		7.0%		(0.3%)
Cost: income ratio	71%	76%		74%		84%
Loan loss rate (bps)	53	35		43	39	42
Basic earnings/(loss) per share				13.4p	(16.2p)	(0.7p)

Capital management	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets[2]	69	202	42	313	89	402
Leverage exposure[2]				917	316	1,233

Notable items	£m	£m	£m	£m	£m	£m
Gains on US Lehman acquisition assets	-	461	-	461	-	461
Own credit	-	-	34	34	-	34
Revision of ESHLA valuation methodology	-	-	-	-	(935)	(935)
Provisions for UK customer redress	(1,067)	32	-	(1,035)	(75)	(1,110)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(1,250)	-	(1,250)	-	(1,250)
Losses on sale relating to the Spanish business	-	-	315	315	(761)	(446)

Performance measures excluding notable items
Return on average tangible equity	18.9%	7.0%		11.2%		5.9%
Basic earnings/(loss) per share				22.0p	(6.7p)	17.3p

1	Refer to page 17 for further information on discontinued operation.
2	RWAs and leverage exposure for Barclays Africa are shown within Head Office.

Barclays PLC – 2015 & 2014 Results Restatement Document	6

Results by Business

2015 Barclays UK

Analysis of Barclays UK between Personal Banking, Barclaycard Consumer UK and Wealth, Entrepreneurs & Business Banking is shown on page 9.

	PCB (Published)	Barclaycard (Published)	Moves to Barclays Corporate & International[1]	Non- Core moves	Head Office moves	Barclays UK (excluding notable items)	Notable items	2015 as Restated
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	6,438	3,520	(3,723)	(262)	-	5,973	-	5,973
Net fee, commission and other income	2,288	1,407	(2,164)	(161)	-	1,370	-	1,370
Total income	8,726	4,927	(5,887)	(423)	-	7,343	-	7,343
Credit impairment charges and other provisions	(378)	(1,251)	867	56	-	(706)	-	(706)
Net operating income	8,348	3,676	(5,020)	(367)	-	6,637	-	6,637
Operating expenses	(5,066)	(2,033)	2,838	501	-	(3,760)	296	(3,464)
UK bank levy	(93)	(42)	54	4	-	(77)	-	(77)
Litigation and conduct	(109)	-	2	27	-	(80)	(2,431)	(2,511)
Total operating expenses	(5,268)	(2,075)	2,894	532	-	(3,917)	(2,135)	(6,052)
Other net (expenses)/income	(40)	33	(45)	52	-	-	-	-
Profit before tax	3,040	1,634	(2,171)	217	-	2,720	(2,135)	585
Attributable profit/(loss)	2,179	1,106	(1,467)	143	-	1,961	(2,008)	(47)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	218.4	39.8	(87.8)	(4.3)	-	166.1	-	166.1
Total assets	287.2	47.4	(149.8)	10.9	6.8	202.5	-	202.5
Customer deposits	305.4	10.2	(134.5)	(4.3)	-	176.8	-	176.8
Risk weighted assets	120.4	41.3	(89.2)	(2.5)	(0.5)	69.5	-	69.5

Performance measures
Return on average tangible equity	16.2%	22.3%						(0.3%)
Average allocated tangible equity (£bn)	13.6	5.0						9.3
Cost: income ratio	60%	42%						82%
Loan loss rate (bps)	17	289						42
Loan: deposit ratio								94%

Notable items								£m
Provisions for UK customer redress								(2,431)
Gain on valuation of a component of the defined retirement benefit liability								296

Performance measures excluding notable items
Return on average tangible equity								21.1%

1	Refer to page 10 for a breakdown of moves to Barclays Corporate & International from PCB and Barclaycard.

Barclays PLC – 2015 & 2014 Results Restatement Document	7

Results by Business

2014 Barclays UK
	PCB (Published)	Barclaycard (Published)	Moves to Barclays Corporate & International[1]	Non- Core moves	Head Office moves	Barclays UK (excluding notable items)	Notable items	2014 as Restated
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	6,298	3,044	(3,254)	(249)	-	5,839	-	5,839
Net fee, commission and other income	2,530	1,312	(1,944)	(301)	-	1,597	-	1,597
Total income	8,828	4,356	(5,198)	(550)	-	7,436	-	7,436
Credit impairment charges and other provisions	(482)	(1,183)	694	70	-	(901)	-	(901)
Net operating income	8,346	3,173	(4,504)	(480)	-	6,535	-	6,535
Operating expenses	(5,351)	(1,845)	2,610	478	-	(4,108)	-	(4,108)
UK bank levy	(70)	(29)	38	2	-	(59)	-	(59)
Litigation and conduct	(54)	-	11	2	-	(41)	(1,067)	(1,108)
Total operating expenses	(5,475)	(1,874)	2,659	482	-	(4,208)	(1,067)	(5,275)
Other net income	14	40	(54)	-	-	-	-	-
Profit before tax	2,885	1,339	(1,899)	2	-	2,327	(1,067)	1,260
Attributable profit	2,058	938	(1,292)	3	-	1,707	(855)	852

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	217.0	36.6	(83.2)	(5.1)	-	165.3	-	165.3
Total assets	285.0	41.3	(142.5)	8.1	6.1	198.0	-	198.0
Customer deposits	299.2	7.3	(130.7)	(7.5)	-	168.3	-	168.3
Risk weighted assets	120.2	39.9	(86.7)	(4.1)	-	69.3	-	69.3

Performance measures
Return on average tangible equity	15.8%	19.9%						9.5%
Average allocated tangible equity (£bn)	13.1	4.7						9.1
Cost: income ratio	62%	43%						71%
Loan loss rate (bps)	21	308						53
Loan: deposit ratio								98%

Notable items								£m
Provisions for UK customer redress								(1,067)

Performance measures excluding notable items
Return on average tangible equity								18.9%

1	Refer to page 11 for a breakdown of moves to Barclays Corporate & International from PCB and Barclaycard.

Barclays PLC – 2015 & 2014 Results Restatement Document	8

Results by Business

Analysis of Barclays UK
	Year ended 31.12.15	Year ended 31.12.14
Analysis of total income	£m	£m
Personal Banking	3,714	3,788
Barclaycard Consumer UK	2,065	2,078
Wealth, Entrepreneurs & Business Banking	1,564	1,570
Total income	7,343	7,436

Analysis of credit impairment charges and other provisions
Personal Banking	(194)	(211)
Barclaycard Consumer UK	(488)	(592)
Wealth, Entrepreneurs & Business Banking	(24)	(98)
Total credit impairment charges and other provisions	(706)	(901)

	As at 31.12.15	As at 31.12.14
Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal Banking	134.0	133.8
Barclaycard Consumer UK	16.2	15.8
Wealth, Entrepreneurs & Business Banking	15.9	15.7
Total loans and advances to customers at amortised cost	166.1	165.3

Analysis of customer deposits
Personal Banking	131.0	124.5
Barclaycard Consumer UK	-	-
Wealth, Entrepreneurs & Business Banking	45.8	43.8
Total customer deposits	176.8	168.3

Barclays PLC – 2015 & 2014 Results Restatement Document	9

Results by Business

2015 Barclays Corporate & International

Analysis of Barclays Corporate & International between Corporate and Investment Bank, and Consumer, Cards & Payments is shown on page 12.

	Investment Bank (Published)	Moves from PCB	Moves from Barclaycard	Non- Core moves	Head Office moves	Barclays Corporate & International (excluding notable items)	Notable items	2015 as Restated
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	588	2,150	1,573	13	-	4,324	-	4,324
Net trading income	3,859	16	(5)	(88)	-	3,782	-	3,782
Net fee, commission and other income	3,125	1,029	1,124	(118)	(15)	5,145	496	5,641
Total income	7,572	3,195	2,692	(193)	(15)	13,251	496	13,747
Credit impairment charges and other provisions	(55)	(159)	(708)	-	-	(922)	-	(922)
Net operating income	7,517	3,036	1,984	(193)	(15)	12,329	496	12,825
Operating expenses	(5,596)	(1,513)	(1,325)	278	(6)	(8,162)	133	(8,029)
UK bank levy	(203)	(38)	(16)	4	-	(253)	-	(253)
Litigation and conduct	(107)	(2)	-	1	-	(108)	(1,202)	(1,310)
Total operating expenses	(5,906)	(1,553)	(1,341)	283	(6)	(8,523)	(1,069)	(9,592)
Other net income	-	12	33	1	(1)	45	-	45
Profit before tax	1,611	1,495	676	91	(22)	3,851	(573)	3,278
Attributable profit	804	1,054	413	75	(26)	2,320	(562)	1,758

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	92.2	69.0	23.0	(0.3)	0.2	184.1	-	184.1
Trading portfolio assets	65.1	-	-	(3.2)	-	61.9	-	61.9
Derivative financial assets	114.3	0.3	-	(3.1)	-	111.5	-	111.5
Derivative financial liabilities	122.2	-	-	(3.2)	-	119.0	-	119.0
Reverse repurchase agreements and other similar secured lending	25.5	-	-	(0.8)	-	24.7	-	24.7
Financial assets designated at fair value	48.1	-	-	(1.3)	-	46.8	-	46.8
Total assets	375.9	120.6	29.1	(25.3)	31.9	532.2	-	532.2
Customer deposits[2]	51.3	124.3	10.2	(0.2)	-	185.6	-	185.6
Risk weighted assets	108.3	67.3	21.9	(2.9)	0.2	194.8	-	194.8

Performance measures
Return on average tangible equity	6.0%							7.2%
Average allocated tangible equity (£bn)	13.9							24.9
Cost: income ratio	78%							70%
Loan loss rate (bps)								49
Loan: deposit ratio								88%

Notable items								£m
Gains on US Lehman acquisition assets								496
Provisions for UK customer redress								(218)
Provisions for ongoing investigations and litigation including Foreign Exchange								(984)
Gain on valuation of a component of the defined retirement benefit liability								133

Performance measures excluding notable items
Return on average tangible equity								9.5%

1

As at 31 December 2015 loans and advances included £162.6bn of loans and advances to customers (including settlement balances of £18.5bn and cash collateral of £24.8bn), and £21.5bn of loans and advances to banks (including settlement balances of £1.6bn and cash collateral of £5.7bn). Loans and advances to banks and customers in respect of Consumer, Cards & Payments were £32.1bn.

2	As at 31 December 2015 customer deposits included settlement balances of £16.3bn and cash collateral of £15.9bn.

Barclays PLC – 2015 & 2014 Results Restatement Document	10

Results by Business

2014 Barclays Corporate & International

	Investment Bank (Published)	Moves from PCB	Moves from Barclaycard	Non- Core moves	Head Office moves	Barclays Corporate & International (excluding notable items)	Notable items	2014 as Restated
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	647	2,158	1,096	(27)	-	3,874	-	3,874
Net trading income	3,735	4	-	(206)	-	3,533	-	3,533
Net fee, commission and other income	3,206	935	1,005	(106)	-	5,040	461	5,501
Total income	7,588	3,097	2,101	(339)	-	12,447	461	12,908
Credit impairment charges and other provisions	14	(170)	(524)	1	-	(679)	-	(679)
Net operating income	7,602	2,927	1,577	(338)	-	11,768	461	12,229
Operating expenses	(5,878)	(1,476)	(1,134)	315	3	(8,170)	-	(8,170)
UK bank levy	(218)	(25)	(13)	8	-	(248)	-	(248)
Litigation and conduct	(129)	(11)	-	26	(1)	(115)	(1,218)	(1,333)
Total operating expenses	(6,225)	(1,512)	(1,147)	349	2	(8,533)	(1,218)	(9,751)
Other net income	-	11	43	2	(4)	52	-	52
Profit before tax	1,377	1,426	473	13	(2)	3,287	(757)	2,530
Attributable profit	397	1,000	292	47	(2)	1,734	(808)	926

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	106.3	67.9	19.9	(0.5)	-	193.6	-	193.6
Trading portfolio assets	94.8	-	-	(7.5)	-	87.3	-	87.3
Derivative financial assets	152.6	0.3	-	(3.3)	-	149.6	-	149.6
Derivative financial liabilities	160.6	-	-	(3.3)	-	157.3	-	157.3
Reverse repurchase agreements and other similar secured lending	64.3	-	-	(1.4)	-	62.9	-	62.9
Financial assets designated at fair value	8.9	-	-	(3.2)	-	5.7	-	5.7
Total assets	455.7	117.5	25.0	(31.6)	29.9	596.5	-	596.5
Customer deposits[2]	57.8	123.4	7.3	(0.3)	-	188.2	-	188.2
Risk weighted assets	122.4	67.1	19.6	(7.9)	0.5	201.7	-	201.7

Performance measures
Return on average tangible equity	2.8%							3.8%
Average allocated tangible equity (£bn)	14.6							25.0
Cost: income ratio	82%							76%
Loan loss rate (bps)								35
Loan: deposit ratio								90%

Notable items								£m
Gains on US Lehman acquisition assets								461
Provisions for UK customer redress								32
Provisions for ongoing investigations and litigation including Foreign Exchange								(1,250)

Performance measures excluding notable items
Return on average tangible equity								7.0%

1

As at 31 December 2014 loans and advances included £169.3bn of loans and advances to customers (including settlement balances of £25.6bn and cash collateral of £32.2bn), and £24.3bn of loans and advances to banks (including settlement balances of £2.7bn and cash collateral of £6.7bn). Loans and advances to banks and customers in respect of Consumer, Cards & Payments were £29.7bn.

2	As at 31 December 2014 customer deposits included settlement balances of £25.1bn and cash collateral of £24.5bn.

Barclays PLC – 2015 & 2014 Results Restatement Document	11

Results by Business

Analysis of Barclays Corporate & International

Corporate and Investment Bank	Year ended 31.12.15	Year ended 31.12.14
Income statement information	£m	£m
Analysis of total income
Credit	824	792
Equities	1,912	1,956
Macro	2,108	1,950
Markets	4,844	4,698
Banking fees	2,087	2,115
Corporate lending	1,361	1,268
Transactional banking	1,663	1,594
Banking	5,111	4,977
Other[1]	495	476
Total income	10,450	10,151
Credit impairment charges and other provisions	(199)	(87)
Total operating expenses	(7,929)	(8,279)
Profit before tax	2,322	1,787

Performance measures
Return on average tangible equity	5.4%	1.9%
Average allocated tangible equity (£bn)	21.9	22.0

Performance measures excluding notable items
Return on average tangible equity	8.2%	5.6%

Consumer, Cards & Payments	Year ended 31.12.15	Year ended 31.12.14
Income statement information	£m	£m
Total income	3,297	2,757
Credit impairment charges and other provisions	(723)	(592)
Total operating expenses	(1,663)	(1,472)
Profit before tax	956	743

	As at 31.12.15	As at 31.12.14
Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost	32.1	29.7
Customer deposits	41.8	37.9

Performance measures
Return on average tangible equity	20.2%	17.8%

Performance measures excluding notable items
Return on average tangible equity	18.9%	17.8%

1	Other includes gains on US Lehman acquisition assets of £496m (2014: £461m).

Barclays PLC – 2015 & 2014 Results Restatement Document	12

Results by Business

2015 Head Office

	Head Office (Published)	Group structure moves	Head Office (excluding notable items)	Notable items	Discontinued operation: Barclays Africa	2015 as Restated
Income statement information	£m	£m	£m	£m	£m	£m
Net operating (expenses)/ income	(107)	15	(92)	430	-	338
Operating expenses	(278)	6	(272)	-	-	(272)
UK bank levy	(8)	-	(8)	-	-	(8)
Litigation and conduct	(14)	-	(14)	(52)	-	(66)
Total operating expenses	(300)	6	(294)	(52)	-	(346)
Other net income/(expenses)	5	1	6	(112)	-	(106)
Loss before tax	(402)	22	(380)	266	-	(114)
Attributable (loss)/profit	(202)	26	(176)	187	-	11

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	56.4	(44.9)	11.5	-	47.9	59.4
Risk weighted assets	7.7	0.3	8.0	-	31.7	39.7

Notable items						£m
Own credit						430
Provisions for ongoing investigations and litigation including Foreign Exchange						(52)
Losses on sale relating to the Spanish, Portuguese and Italian businesses						(112)

2014 Head Office

	Head Office (Published)	Group structure moves	Head Office (excluding notable items)	Notable items	Discontinued operation: Barclays Africa	2014 as Restated
Income statement information	£m	£m	£m	£m	£m	£m
Net operating income	242	-	242	34	-	276
Operating expenses	(67)	(3)	(70)	-	-	(70)
UK bank levy	(9)	-	(9)	-	-	(9)
Litigation and conduct	(66)	1	(65)	-	-	(65)
Total operating expenses	(142)	(2)	(144)	-	-	(144)
Other net (expenses)/income	(3)	4	1	315	-	316
Profit before tax	97	2	99	349	-	448
Attributable profit	112	2	114	260	-	374

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	49.1	(41.8)	7.3	-	53.7	61.0
Risk weighted assets	5.6	(0.5)	5.1	-	36.7	41.8

Notable items						£m
Own credit						34
Losses on sale relating to the Spanish business						315

Barclays PLC – 2015 & 2014 Results Restatement Document	13

Results by Business

2015 Barclays Non-Core

	Barclays Non-Core (Published)	Non-Core moves	Head Office moves	Barclays Non-Core (excluding notable items)	Notable items	2015 as Restated
Income statement information	£m	£m	£m	£m	£m	£m
Net interest income	249	366	-	615	-	615
Net trading income	(805)	99	-	(706)	-	(706)
Net fee, commission and other income	765	310	-	1,075	-	1,075
Total income	209	775	-	984	-	984
Net claims and benefits incurred under insurance contracts	(373)	1	-	(372)	-	(372)
Total income net of insurance claims	(164)	776	-	612	-	612
Credit impairment charges and other provisions	(78)	(56)	-	(134)	-	(134)
Net operating (expenses)/income	(242)	720	-	478	-	478
Operating expenses	(973)	(886)	-	(1,859)	(99)	(1,958)
UK bank levy	(78)	(10)	-	(88)	-	(88)
Litigation and conduct	(148)	(28)	-	(176)	(324)	(500)
Total operating expenses	(1,199)	(924)	-	(2,123)	(423)	(2,546)
Other net expenses	(18)	(52)	-	(70)	(465)	(535)
Loss before tax	(1,459)	(256)	-	(1,715)	(888)	(2,603)
Attributable loss	(1,523)	(188)	-	(1,711)	(707)	(2,418)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	45.9	5.9	-	51.8	-	51.8
Derivative financial instrument assets	210.3	3.4	-	213.7	-	213.7
Derivative financial instrument liabilities	198.7	3.4	-	202.1	-	202.1
Reverse repurchase agreements and other similar secured lending	2.4	0.7	-	3.1	-	3.1
Financial assets designated at fair value	20.1	1.3	-	21.4	-	21.4
Total assets	303.1	16.4	6.3	325.8	-	325.8
Customer deposits[2]	14.9	6.0	-	20.9	-	20.9
Risk weighted assets	46.6	7.7	-	54.3	-	54.3

Performance measures
Average allocated tangible equity (£bn)	8.9					10.9
Period end allocated tangible equity (£bn)	7.2					8.5

Notable items						£m
Provisions for UK customer redress						(123)
Provisions for ongoing investigations and litigation including Foreign Exchange						(201)
Impairment of goodwill and other assets relating to businesses being disposed						(96)
Losses on sale relating to the Spanish, Portuguese and Italian businesses						(468)

Analysis of total income net of insurance claims	£m	£m	£m	£m	£m	£m
Businesses	613	526	-	1,139	-	1,139
Securities and loans	(481)	131	-	(350)	-	(350)
Derivatives	(296)	119	-	(177)	-	(177)
Total income net of insurance claims	(164)	776	-	612	-	612

1	As at 31 December 2015 loans and advances included £40.4bn of loans and advances to customers (including settlement balances of £0.3bn and cash collateral of £19.0bn), and £11.4bn of loans and advances to banks (including settlement balances of £nil and cash collateral of £10.1bn).
2	As at 31 December 2015 customer deposits included settlement balances of £0.2bn and cash collateral of £12.3bn.

Barclays PLC – 2015 & 2014 Results Restatement Document	14

Results by Business

2014 Barclays Non-Core

	Barclays Non-Core (Published)	Non-Core moves	Head Office moves	Barclays Non-Core (excluding notable items)	Notable items	2014 as Restated
Income statement information	£m	£m	£m	£m	£m	£m
Net interest income	214	376	-	590	-	590
Net trading income	120	(710)	-	(590)	-	(590)
Net fee, commission and other income	1,026	1,361	-	2,387	(935)	1,452
Total income	1,360	1,027	-	2,387	(935)	1,452
Net claims and benefits incurred under insurance contracts	(310)	1	-	(309)	-	(309)
Total income net of insurance claims	1,050	1,028	-	2,078	(935)	1,143
Credit impairment charges and other provisions	(168)	(73)	-	(241)	-	(241)
Net operating income	882	955	-	1,837	(935)	902
Operating expenses	(1,722)	(889)	-	(2,611)	-	(2,611)
UK bank levy	(91)	(11)	-	(102)	-	(102)
Litigation and conduct	(198)	(28)	-	(226)	(75)	(301)
Total operating expenses	(2,011)	(928)	-	(2,939)	(75)	(3,014)
Other net expenses	(51)	(1)	-	(52)	(761)	(813)
Loss before tax	(1,180)	26	-	(1,154)	(1,771)	(2,925)
Attributable loss	(1,085)	(24)	-	(1,109)	(1,550)	(2,659)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	63.9	6.8	-	70.7	-	70.7
Derivative financial instrument assets	285.4	3.5	-	288.9	-	288.9
Derivative financial instrument liabilities	277.1	3.5	-	280.6	-	280.6
Reverse repurchase agreements and other similar secured lending	49.3	1.4	-	50.7	-	50.7
Financial assets designated at fair value	22.2	3.3	-	25.5	-	25.5
Total assets	471.5	25.1	5.8	502.4	-	502.4
Customer deposits[2]	21.6	9.2	-	30.8	-	30.8
Risk weighted assets	75.3	13.8	-	89.1	-	89.1

Performance measures
Average allocated tangible equity (£bn)	13.2					15.6
Period end allocated tangible equity (£bn)	11.0					13.1

Notable items						£m
Revision of ESHLA valuation methodology						(935)
Provisions for UK customer redress						(75)
Losses on sale relating to the Spanish business						(761)

Analysis of total income net of insurance claims	£m	£m	£m	£m	£m	£m
Businesses	1,101	402	-	1,503	-	1,503
Securities and loans	117	500	-	617	(935)	(318)
Derivatives	(168)	126	-	(42)	-	(42)
Total income net of insurance claims	1,050	1,028	-	2,078	(935)	1,143

1	As at 31 December 2015 loans and advances included £40.5bn of loans and advances to customers (including settlement balances of £1.9bn and cash collateral of £22.1bn), and £11.4bn of loans and advances to banks (including settlement balances of £0.3bn and cash collateral of £11.3bn).
2	As at 31 December 2014 customer deposits included settlement balances of £1.1bn and cash collateral of £11.7bn.

Barclays PLC – 2015 & 2014 Results Restatement Document	15

Results by Business

Discontinued Operation: 2015 Barclays Africa

Under IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, the Barclays Africa business meets the requirements for recognition as a discontinued operation. As such the Barclays Africa 2015 and 2014 results have been presented as two lines on the face of the Group income statement, representing the profit after tax and non-controlling interests in respect of discontinued operations.

	Africa Banking (Published)	Non-Core moves	2015 as Restated
Income statement information	£m	£m	£m
Net interest income	2,066	(116)	1,950
Net fee, commission and other income	1,668	(44)	1,624
Total income	3,734	(160)	3,574
Net claims and benefits incurred under insurance contracts	(160)	-	(160)
Total income net of insurance claims	3,574	(160)	3,414
Credit impairment charges and other provisions	(352)	(1)	(353)
Net operating income	3,222	(161)	3,061
Operating expenses	(2,198)	107	(2,091)
UK bank levy	(52)	2	(50)
Total operating expenses	(2,250)	109	(2,141)
Other net income	7	-	7
Profit before tax	979	(52)	927
Profit after tax	657	(31)	626
Attributable profit	332	(30)	302

Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	29.9	(0.7)	29.2
Total assets	49.9	(2.0)	47.9
Customer deposits	30.6	(1.5)	29.1
Risk weighted assets	33.9	(2.2)	31.7

Performance measures
Return on average tangible equity	11.7%		11.8%
Average allocated tangible equity (£bn)	2.8		2.6
Cost: income ratio	63%		63%
Loan loss rate (bps)	109		112
Loan: deposit ratio			100%

Barclays PLC – 2015 & 2014 Results Restatement Document	16

Results by Business

Discontinued Operation: 2014 Barclays Africa
	Africa Banking (Published)	Non-Core moves	2014 as Restated
Income statement information	£m	£m	£m
Net interest income	2,093	(99)	1,994
Net fee, commission and other income	1,741	(39)	1,702
Total income	3,834	(138)	3,696
Net claims and benefits incurred under insurance contracts	(170)	-	(170)
Total income net of insurance claims	3,664	(138)	3,526
Credit impairment charges and other provisions	(349)	2	(347)
Net operating income	3,315	(136)	3,179
Operating expenses	(2,295)	96	(2,199)
UK bank levy	(45)	1	(44)
Litigation and conduct	(2)	-	(2)
Total operating expenses	(2,342)	97	(2,245)
Other net income	11	(1)	10
Profit before tax	984	(40)	944
Profit after tax	681	(27)	654
Attributable profit	360	(26)	334

Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	35.2	(0.6)	34.6
Total assets	55.5	(1.8)	53.7
Customer deposits	35.0	(1.4)	33.6
Risk weighted assets	38.5	(1.8)	36.7

Performance measures
Return on average tangible equity	12.9%		13.2%
Average allocated tangible equity (£bn)	2.8		2.5
Cost: income ratio	64%		64%
Loan loss rate (bps)	93		95
Loan: deposit ratio			103%

Barclays PLC – 2015 & 2014 Results Restatement Document	17

Barclays Results by Quarter

Barclays Group	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	4,448	5,481	6,461	5,650	4,097	5,987	5,756	5,923
Credit impairment charges and other provisions	(554)	(429)	(393)	(386)	(495)	(435)	(439)	(452)
Net operating income	3,894	5,052	6,068	5,264	3,602	5,552	5,317	5,471
Operating expenses	(3,547)	(3,552)	(3,557)	(3,067)	(3,696)	(3,653)	(3,762)	(3,848)
UK bank levy	(426)	-	-	-	(418)	-	-	-
Litigation and conduct	(1,722)	(699)	(927)	(1,039)	(1,089)	(607)	(1,046)	(65)
Total operating expenses	(5,695)	(4,251)	(4,484)	(4,106)	(5,203)	(4,260)	(4,808)	(3,913)
Other net (expenses)/income	(274)	(182)	(39)	(101)	(82)	(336)	(48)	21
(Loss)/profit before tax	(2,075)	619	1,545	1,057	(1,683)	956	461	1,579
Tax (charge)/credit	(164)	(133)	(324)	(528)	134	(507)	(215)	(533)
(Loss)/profit after tax in respect of continuing operations	(2,239)	486	1,221	529	(1,549)	449	246	1,046
Profit after tax in respect of discontinued operation	101	167	162	196	168	171	145	169

Attributable to:
Ordinary equity holders of the parent	(2,422)	417	1,146	465	(1,679)	379	161	965
Other equity holders	107	79	79	80	80	80	41	49
Non-controlling interests	177	157	158	180	218	161	189	201

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,120.0	1,236.5	1,196.7	1,416.4	1,357.9	1,365.7	1,314.9	1,362.1
Risk weighted assets	358.4	381.9	376.7	395.9	401.9	412.9	411.1	436.3
Leverage exposure	1,027.8	1,140.7	1,139.3	1,254.7	1,233.4	1,323.9	1,353.0	n/a

Performance measures
Return on average tangible shareholders’ equity	(20.1%)	3.6%	9.8%	4.0%	(13.8%)	3.4%	1.4%	8.4%
Average tangible shareholders’ equity (£bn)	47.8	47.6	47.2	48.1	48.3	46.8	46.7	46.4
Cost: income ratio	128%	78%	69%	73%	127%	71%	84%	66%
Loan loss rate (bps)	53	37	35	32	45	39	39	40
Basic (loss)/earnings per share	(14.4p)	2.6p	7.0p	2.9p	(10.2p)	2.4p	1.0p	6.0p

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Gains on US Lehman acquisition assets	-	-	496	-	-	461	-	-
Own credit	(175)	195	282	128	(62)	44	(67)	119
Revision of ESHLA valuation methodology	-	-	-	-	(935)	-	-	-
Provisions for UK customer redress	(1,450)	(290)	(850)	(182)	(200)	(10)	(900)	-
Provisions for ongoing investigations and litigation including Foreign Exchange	(167)	(270)	-	(800)	(750)	(500)	-	-
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	429	-	-	-	-
Impairment of goodwill and other assets relating to businesses being disposed	(96)	-	-	-	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	(261)	(201)	-	(118)	(82)	(364)	-	-

Performance measures excluding notable items
Return on average tangible shareholders’ equity	(1.9%)	6.7%	9.1%	9.0%	1.7%	7.1%	7.5%	7.6%
Basic (loss)/earnings per share	(1.3p)	4.8p	6.5p	6.6p	1.3p	5.2p	5.4p	5.5p

Barclays PLC – 2015 & 2014 Results Restatement Document	18

Barclays Results by Quarter

Barclays Core	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	4,516	5,265	6,219	5,428	4,791	5,368	5,216	5,245
Credit impairment charges and other provisions	(522)	(388)	(373)	(345)	(481)	(393)	(342)	(364)
Net operating income	3,994	4,877	5,846	5,083	4,310	4,975	4,874	4,881
Operating expenses	(2,992)	(3,094)	(3,061)	(2,618)	(3,076)	(3,000)	(3,097)	(3,175)
UK bank levy	(338)	-	-	-	(316)	-	-	-
Litigation and conduct	(1,634)	(419)	(819)	(1,015)	(1,004)	(507)	(953)	(42)
Total operating expenses	(4,964)	(3,513)	(3,880)	(3,633)	(4,396)	(3,507)	(4,050)	(3,217)
Other net (expenses)/income	(5)	13	14	(83)	6	322	26	14
(Loss)/profit before tax	(975)	1,377	1,980	1,367	(80)	1,790	850	1,678
Attributable (loss)/profit	(1,240)	961	1,381	620	(417)	1,117	419	1,033

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	794.2	862.0	830.5	919.4	855.5	867.9	816.5	836.8
Risk weighted assets	304.1	316.3	308.1	318.0	312.8	318.8	309.0	315.5

Performance measures
Return on average tangible equity	(12.8%)	10.4%	15.5%	7.1%	(4.8%)	14.1%	5.5%	14.5%
Average tangible equity (£bn)	38.1	37.5	35.9	35.6	34.0	32.2	30.7	28.7
Cost: income ratio	110%	67%	62%	67%	92%	65%	78%	61%
Loan loss rate (bps)	57	39	38	35	52	41	37	46
Basic (loss)/earnings per share	(7.3p)	5.8p	8.4p	3.8p	(2.5p)	6.9p	2.6p	6.4p

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Gains on US Lehman acquisition assets	-	-	496	-	-	461	-	-
Own credit	(175)	195	282	128	(62)	44	(67)	119
Provisions for UK customer redress	(1,392)	(290)	(800)	(167)	(199)	8	(844)	-
Provisions for ongoing investigations and litigation including Foreign Exchange	(167)	(69)	-	(800)	(750)	(500)	-	-
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	429	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	(15)	-	-	(97)	-	315	-	-

Performance measures excluding notable items
Return on average tangible equity	6.3%	11.3%	14.0%	13.4%	7.1%	11.2%	13.9%	13.0%
Basic earnings per share contribution	3.6p	6.4p	7.7p	7.3p	3.8p	5.7p	6.7p	5.9p

Barclays PLC – 2015 & 2014 Results Restatement Document	19

Barclays Results by Quarter

Barclays Non-Core	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	229	314	292	304	361	379	376	387
Securities and loans	(195)	(87)	-	(68)	(1,021)	275	172	256
Derivatives	(102)	(12)	(49)	(14)	(35)	(35)	(8)	36
Total income net of insurance claims	(68)	215	243	222	(695)	619	540	679
Credit impairment charges and other provisions	(32)	(41)	(20)	(41)	(13)	(42)	(98)	(88)
Net operating (expenses)/income	(100)	174	223	181	(708)	577	442	591
Operating expenses	(555)	(458)	(496)	(449)	(618)	(654)	(666)	(673)
UK bank levy	(88)	-	-	-	(102)	-	-	-
Litigation and conduct	(89)	(279)	(108)	(24)	(85)	(100)	(93)	(23)
Total operating expenses	(732)	(737)	(604)	(473)	(805)	(754)	(759)	(696)
Other net (expenses)/income	(268)	(195)	(54)	(18)	(90)	(657)	(72)	6
Loss before tax	(1,100)	(758)	(435)	(310)	(1,603)	(834)	(389)	(99)
Attributable loss	(1,208)	(628)	(324)	(258)	(1,347)	(819)	(333)	(160)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	51.8	57.1	60.4	73.1	70.7	72.4	83.6	90.5
Derivative financial instrument assets	213.7	243.3	223.9	305.6	288.9	252.6	229.7	234.5
Derivative financial instrument liabilities	202.1	235.0	216.7	299.6	280.6	243.2	217.8	223.7
Reverse repurchase agreements and other similar secured lending	3.1	8.5	16.7	43.7	50.7	75.3	87.8	99.5
Financial assets designated at fair value	21.4	22.8	22.1	25.0	25.5	27.3	24.9	24.4
Total assets	325.8	374.5	366.2	497.0	502.4	497.8	498.4	525.2
Customer deposits	20.9	25.8	27.9	29.9	30.8	32.2	41.1	48.1
Risk weighted assets	54.3	65.6	68.6	77.9	89.1	94.1	102.0	120.8

Performance measures
Average allocated tangible equity (£bn)	9.7	10.2	11.3	12.4	14.3	14.7	16.0	17.7
Period end allocated tangible equity (£bn)	8.5	10.2	10.1	11.7	13.1	14.1	14.9	17.4
Loan loss rate (bps)	25	27	13	17	10	27	48	28
Basic loss per share contribution	(7.2p)	(3.7p)	(1.9p)	(1.5p)	(8.2p)	(5.0p)	(2.0p)	(1.0p)

Notable items
Own credit	-	-	-	-	-	-	-	-
Revision of ESHLA valuation methodology	-	-	-	-	(935)	-	-	-
Provisions for UK customer redress	(58)	-	(50)	(15)	(1)	(18)	(56)	-
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(201)	-	-	-	-	-	-
Impairment of goodwill and other assets relating to businesses being disposed	(96)	-	-	-	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian business	(246)	(201)	-	(21)	(82)	(679)	-	-

Performance measures excluding notable items
Basic loss per share contribution	(5.1p)	(2.1p)	(1.7p)	(1.3p)	(3.0p)	(1.0p)	(1.8p)	(1.0p)

Barclays PLC – 2015 & 2014 Results Restatement Document	20

Barclays Results by Quarter

Barclays UK	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,834	1,874	1,804	1,831	1,882	1,898	1,834	1,822
Credit impairment charges and other provisions	(219)	(154)	(166)	(167)	(264)	(217)	(191)	(229)
Net operating income	1,615	1,720	1,638	1,664	1,618	1,681	1,643	1,593
Operating expenses	(920)	(925)	(970)	(649)	(1,041)	(1,048)	(1,000)	(1,019)
UK bank levy	(77)	-	-	-	(59)	-	-	-
Litigation and conduct	(1,466)	(76)	(801)	(168)	(211)	(32)	(850)	(15)
Total operating expenses	(2,463)	(1,001)	(1,771)	(817)	(1,311)	(1,080)	(1,850)	(1,034)
Other net income/(expenses)	1	1	1	(3)	(3)	(1)	1	3
(Loss)/profit before tax	(847)	720	(132)	844	304	600	(206)	562
Attributable (loss)/profit	(1,078)	541	(174)	664	208	442	(208)	410

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	166.1	166.7	166.1	166.0	165.3	164.3	163.5	162.1
Total assets	202.5	204.1	202.2	199.6	198.0	190.9	185.6	184.6
Customer deposits	176.8	173.4	171.6	168.7	168.3	165.9	166.8	165.7
Risk weighted assets	69.5	71.0	71.7	72.3	69.3	71.3	69.5	69.5

Performance measures
Return on average tangible equity	(46.5%)	23.3%	(7.3%)	28.3%	9.3%	19.4%	(9.1%)	18.3%
Average allocated tangible equity (£bn)	9.2	9.3	9.4	9.4	9.2	9.2	9.0	9.0
Cost: income ratio	134%	53%	98%	45%	70%	57%	101%	57%
Loan loss rate (bps)	51	36	40	40	62	51	46	56

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Provisions for UK customer redress	(1,391)	(73)	(800)	(167)	(199)	(24)	(844)	-
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	296	-	-	-	-

Performance measures excluding notable items
Return on average tangible equity	14.8%	25.8%	19.9%	24.0%	16.2%	21.0%	20.2%	18.3%

Barclays PLC – 2015 & 2014 Results Restatement Document	21

Barclays Results by Quarter

Analysis of Barclays UK	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	945	938	905	927	955	968	935	929
Barclaycard Consumer UK	505	552	503	505	518	530	519	511
Wealth, Entrepreneurs & Business Banking	384	384	396	399	409	400	380	382
Total income	1,834	1,874	1,804	1,831	1,882	1,898	1,834	1,822

Analysis of credit impairment charges and other provisions
Personal Banking	(39)	(36)	(50)	(69)	(57)	(57)	(40)	(57)
Barclaycard Consumer UK	(176)	(111)	(106)	(95)	(185)	(139)	(129)	(138)
Wealth, Entrepreneurs & Business Banking	(4)	(7)	(10)	(3)	(22)	(21)	(22)	(34)
Total credit impairment charges and other provisions	(219)	(154)	(166)	(167)	(264)	(217)	(191)	(229)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	134.0	134.5	134.4	134.3	133.8	133.3	132.6	131.5
Barclaycard Consumer UK	16.2	15.9	15.8	15.7	15.8	15.5	15.2	15.0
Wealth, Entrepreneurs & Business Banking	15.9	16.3	15.9	16.0	15.7	15.5	15.7	15.6
Total loans and advances to customers at amortised cost	166.1	166.7	166.1	166.0	165.3	164.3	163.5	162.1

Analysis of customer deposits
Personal Banking	131.0	128.4	126.7	123.4	124.5	122.2	121.1	120.0
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	45.8	45.0	44.9	45.3	43.8	43.7	45.7	45.7
Total customer deposits	176.8	173.4	171.6	168.7	168.3	165.9	166.8	165.7

Barclays PLC – 2015 & 2014 Results Restatement Document	22

Barclays Results by Quarter

Barclays Corporate & International	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	2,968	3,223	4,102	3,454	2,945	3,370	3,367	3,226
Credit impairment charges and other provisions	(303)	(235)	(206)	(178)	(217)	(176)	(151)	(135)
Net operating income	2,665	2,988	3,896	3,276	2,728	3,194	3,216	3,091
Operating expenses	(2,007)	(2,059)	(2,027)	(1,936)	(2,014)	(1,943)	(2,068)	(2,145)
UK bank levy	(253)	-	-	-	(248)	-	-	-
Litigation and conduct	(151)	(302)	(12)	(845)	(786)	(470)	(62)	(15)
Total operating expenses	(2,411)	(2,361)	(2,039)	(2,781)	(3,048)	(2,413)	(2,130)	(2,160)
Other net income	8	9	13	15	7	9	24	12
Profit/(loss) before tax	262	636	1,870	510	(313)	790	1,110	943
Attributable (loss)/profit	(24)	422	1,376	(16)	(673)	449	594	556

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	184.1	220.3	210.5	224.7	193.6	206.5	200.6	213.1
Trading portfolio assets	61.9	72.8	75.3	92.7	87.3	91.5	92.8	92.8
Derivative financial instrument assets	111.5	133.7	116.0	172.8	149.6	128.7	101.8	97.2
Derivative financial instrument liabilities	119.0	142.0	124.8	182.3	157.3	134.6	106.7	104.0
Reverse repurchase agreements and other similar secured lending	24.7	68.0	57.4	57.1	62.9	81.5	82.1	85.5
Financial assets designated at fair value	46.8	5.6	5.6	5.2	5.7	10.9	10.9	11.5
Total assets	532.2	596.1	566.1	656.2	596.5	608.5	561.9	588.8
Customer deposits	185.6	207.0	197.7	206.2	188.2	205.0	198.0	209.3
Risk weighted assets	194.8	204.0	195.4	202.6	201.7	205.9	198.7	196.7

Performance measures
Return on average tangible equity	(0.2%)	7.0%	22.5%	(0.1%)	(10.4%)	7.4%	9.6%	9.0%
Average allocated tangible equity (£bn)	24.9	24.7	24.7	25.3	25.6	24.6	24.8	24.8
Cost: income ratio	81%	73%	50%	81%	103%	72%	63%	67%
Loan loss rate (bps)	65	42	38	32	44	34	30	36

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Gains on US Lehman acquisition assets	-	-	496	-	-	461	-	-
Provisions for UK customer redress	-	(218)	-	-	-	32	-	-
Provisions for ongoing investigations and litigation including Foreign Exchange	(145)	(39)	-	(800)	(750)	(500)	-	-
Gain on a component of the defined retirement benefit liability	-	-	-	133	-	-	-	-

Performance measures excluding notable items
Return on average tangible equity	3.5%	9.6%	13.9%	10.9%	1.9%	7.8%	9.6%	9.0%

Barclays PLC – 2015 & 2014 Results Restatement Document	23

Barclays Results by Quarter

Analysis of Barclays Corporate & International

Corporate and Investment Bank	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of total income
Credit	195	191	218	220	117	189	221	265
Equities	319	416	588	589	418	370	597	571
Macro	382	487	582	657	436	472	510	532
Markets	896	1,094	1,388	1,466	971	1,031	1,328	1,368
Banking fees	458	501	580	548	529	420	658	508
Corporate lending	312	377	387	285	334	334	288	312
Transactional banking	415	419	416	413	404	420	385	385
Banking	1,185	1,297	1,383	1,246	1,267	1,174	1,331	1,205
Other	16	(17)	495	1	(4)	460	20	-
Total income	2,097	2,374	3,266	2,713	2,234	2,665	2,679	2,573
Credit impairment (charges)/releases and other provisions	(83)	(75)	(42)	1	(26)	(24)	(13)	(24)
Total operating expenses	(1,962)	(1,940)	(1,605)	(2,422)	(2,614)	(2,036)	(1,791)	(1,838)
Profit/(loss) before tax	52	358	1,620	292	(408)	606	876	713

Performance measures
Return on average tangible equity	(2.5%)	4.5%	22.3%	(2.5%)	(12.8%)	6.1%	7.7%	7.1%
Average allocated tangible equity (£bn)	21.8	21.7	21.7	22.3	22.5	21.6	21.9	21.9

Consumer, Cards & Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	871	849	836	741	711	705	688	653
Credit impairment charges and other provisions	(219)	(160)	(165)	(179)	(190)	(153)	(138)	(111)
Total operating expenses	(449)	(421)	(434)	(359)	(434)	(377)	(339)	(322)
Profit before tax	210	278	250	218	93	185	235	230

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	32.1	30.6	29.6	29.8	29.7	28.4	27.0	26.4
Customer deposits	41.8	39.8	38.4	40.1	37.9	37.1	33.1	33.7

Performance measures
Return on average tangible equity	15.3%	24.7%	23.4%	17.5%	6.6%	17.3%	24.4%	23.8%

Barclays PLC – 2015 & 2014 Results Restatement Document	24

Barclays Results by Quarter

Head Office	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	(285)	169	312	142	(36)	100	15	197
Credit impairment releases/(charges) and other provisions	-	1	(1)	-	-	-	-	-
Net operating (expenses)/income	(285)	170	311	142	(36)	100	15	197
Operating expenses	(64)	(110)	(64)	(34)	(21)	(10)	(28)	(11)
UK bank levy	(8)	-	-	-	(9)	-	-	-
Litigation and conduct	(17)	(42)	(6)	(1)	(7)	(4)	(42)	(12)
Total operating expenses	(89)	(152)	(70)	(35)	(37)	(14)	(70)	(23)
Other net (expenses)/income	(14)	2	1	(95)	3	314	-	(1)
(Loss)/profit before tax	(388)	20	242	12	(70)	400	(55)	173
Attributable (loss)/profit	(140)	(1)	180	(28)	47	226	33	68

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets[1]	59.4	61.8	62.2	63.6	61.0	68.5	69.0	63.4
Risk weighted assets[1]	39.7	41.3	41.0	43.1	41.8	41.6	40.9	49.3

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit	(175)	195	282	128	(62)	44	(67)	119
Provisions for ongoing investigations and litigation including Foreign Exchange	(23)	(29)	-	-	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	(15)	-	-	(97)	-	315	-	-

1	Includes Barclays Africa.

Barclays PLC – 2015 & 2014 Results Restatement Document	25

Barclays Results by Quarter

Barclays Africa	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	814	822	870	908	925	895	860	846
Credit impairment charges and other provisions	(93)	(66)	(103)	(91)	(79)	(74)	(99)	(95)
Net operating income	721	756	767	817	846	821	761	751
Operating expenses	(501)	(515)	(536)	(539)	(585)	(557)	(534)	(523)
UK bank levy	(50)	-	-	-	(44)	-	-	-
Litigation and conduct	-	-	-	-	(1)	(1)	-	-
Total operating expenses	(551)	(515)	(536)	(539)	(630)	(558)	(534)	(523)
Other net income	3	1	1	2	2	1	2	5
Profit before tax	173	242	232	280	218	264	229	233
Profit after tax	101	168	161	196	167	171	147	169
Attributable profit	25	85	88	104	85	82	75	92

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	29.2	31.0	33.2	35.1	34.6	34.0	33.2	34.4
Total assets	47.9	50.2	52.2	55.9	53.7	52.9	50.8	52.4
Customer deposits	29.1	30.3	33.1	33.6	33.6	32.1	32.0	32.7
Risk weighted assets	31.7	33.8	34.4	37.3	36.7	36.2	34.9	34.9

Performance measures
Return on average tangible equity	4.1%	14.0%	13.5%	14.9%	12.6%	13.0%	12.0%	15.1%
Average allocated tangible equity (£bn)	2.4	2.4	2.6	2.8	2.7	2.5	2.5	2.4
Cost: income ratio	68%	63%	62%	59%	68%	62%	62%	62%
Loan loss rate (bps)	115	78	115	97	85	81	113	106

Barclays PLC – 2015 & 2014 Results Restatement Document	26

Performance Management

Returns and equity by business

	Year ended	Year ended
	31.12.15	31.12.14
Profit/(loss) attributable to ordinary equity holders of the parent[1]	£m	£m
Barclays UK	(33)	869
Barclays Corporate & International	1,800	949
Head Office	11	373
Barclays Core	1,778	2,191
Barclays Non-Core impact	(2,405)	(2,645)
Barclays Group (including Barclays Africa discontinued operation)	(324)	(120)

	Year ended	Year ended
	31.12.15	31.12.14
Average allocated tangible equity	£bn	£bn
Barclays UK	9.3	9.1
Barclays Corporate & International	24.9	25.0
Head Office[2]	2.6	(2.7)
Barclays Core	36.8	31.4
Barclays Non-Core	10.9	15.6
Barclays Group	47.7	47.0

	As at	As at
	31.12.15	31.12.14
Period end allocated tangible equity	£bn	£bn
Barclays UK	9.0	9.1
Barclays Corporate & International	23.8	24.7
Head Office[2]	5.0	0.2
Barclays Core	37.8	34.0
Barclays Non-Core	8.5	13.1
Barclays Group	46.3	47.1
	Year ended	Year ended
	31.12.15	31.12.14
Return on average tangible equity	%	%
Barclays UK	(0.3)	9.5
Barclays Corporate & International	7.2	3.8
Barclays Core	4.8	7.0
Barclays Group	(0.7)	(0.3)

1	Profit for the period attributable to ordinary equity holders of the parent includes the tax credit recorded in reserves in respect of interest payments on other equity instruments.
2	Based on risk weighted assets and capital deductions in the Head Office plus the residual balance of average tangible ordinary shareholders’ equity.

Barclays PLC – 2015 & 2014 Results Restatement Document	27